California NewsTech
825 Van Ness Ave., Suite 406-407
San Francisco, CA 94109
(415) 861-3421
e-mail: Corp@CaliforniaNewsTech.com
www.MediaSentiment.com

February 6, 2007

U.S. Securities & Exchange Commission
Attn: Robert Telewicz, Staff Accountant
Division of Corporation Finance, M.S. 4561
Washington, D.C. 20549
Tel. (202) 551-3438
Fax. (202) 772-9209

Re: California News Tech
File No. 000-50762
Form 10-K for Fiscal Year Ended
December 31, 2005

Dear Mr. Telewicz:

Thank you for your letter of January 25, 2007 containing comments on Form 10-K for the year ending December 31, 2005. Our response to your comments follows:

Comment 1 - Bullet 1:

•
Provide us with a detailed analysis of how you were able to determine that it was not necessary to record any amortization related to products that have been made available to customers. It appears from the disclosure in your 2005 Form 10-K and your responses that a portion of the product has been available for general release to customers. Therefore it seems that amortization related to this product should have been recorded. Reference is made to paragraphs 8 and 43 of SFAS 86.

Company’s response:

Our understanding is that the comment requests us to provide detail analysis of how we determined that it was not necessary to record any amortization for 2005. In response to your comment, we would like to note that as a company, we had defined the product when we had indicated the market we are targeting. Picking a particular market segment from our previously defined market, would not define the product that we envisioned.

Your main question is with regards to when the company should start the amortization of the product. In response to your comment, the Company has responded in the past and maintains its position that the product that the Company envisioned was not available for general release in 2005.

I would like to indicate that it is my position that only the company can define the product and only the company is in the position to determine when the product is available for general release to its customers.

We first note that SFAS 86 leaves it to the Company to develop a product as per Company’s vision and per the Company’s intended market/customers. We made the determination that, based on the Company’s vision of the product and customers, the full version of the product was not released to the general market in 2005. We have attempted to explain this in our prior responses and in the telephone calls. As you requested, we will go even further now, and offer more analysis.

Paragraph 2 of SFAS 86 relates to the scope of the statement and states that:
“As used in this Statement, the terms computer software product, software product, and product encompass a computer software program, a group of programs, and a product enhancement.”

Appendix C (Glossary) of SFAS 86 - defines what a product master is:
“A completed version, ready for copying, of the computer software product, the documentation, and the training materials that are to be sold, leased, or otherwise marketed.”

Therefore, in our opinion, SFAS 86 paragraph 2 refers to what the company defines as a group of programs as a complete version of the product.

We defined the intended market/customers for our product in the business section of our 10-K filing. We note that your comment refers to a ‘portion of the product’. The SFAS 86 definition of the product refers to ‘a completed version’ of the product.

Furthermore, Paragraph 8 of SFAS 86 talks about the annual amortization and states that:
“Amortization shall start when the product is available for general release to customers.”

As indicated in prior responses, the Company did not consider that the completed product, with the functions that we envisioned, was available for ‘general release’ to the intended market during 2005.

In our view, there are no guidelines in SFAS 86 to indicate that the amortization should start when only a portion of the product is available to only a segment of market and not as a general release to our intended customers as envisioned.

Paragraph 43 of SFAS 86 states that:
“The Board also concluded that amortization expense should be computed on a product-by-product basis and that amortization should begin when the product is available for general release to customers.”

AND

“Because a net realizable value test, which considers future revenues and costs, must be applied to capitalized costs, the Board concluded that amortization should be based on estimated future revenues. In recognition of the uncertainties involved in estimating revenue, the Board further concluded that amortization should not be less than straight-line amortization over the product's remaining estimated economic life.”

The Company did not deem the completed product was available for general release to its intended customers during 2005 to be able to determine the product estimated economic life.

Comment 1 - Bullet 2:

•
Explain to us how any revisions to the software necessary to make the product available to your “intended market” do not represent product enhancements which should be accounted for separately from the web site. Reference is made to SFAS 86 and paragraph 8 of EITF 00-2.

Company’s response:

The Company notes that the Company never mentioned ‘revisions’ to our software, as being part of our product. The company referred to a full product, as the product that would be functionally capable of addressing customers in our market, as defined. We did not believe that there was a need to select only a sub-group of our intended market. Furthermore, our software has multiple components or computer programs as permitted by SFAS 86 paragraph 2.

Paragraph 8 of EITF 00-2 refers to software costs related to web site development. As previously stated, the web site is not the product - while an important component of the product, it represents just a component. SFAS 86 paragraph 2 allows for the product to “encompass a group of Programs” and we deemed the web site to be a component of the product.

The general release of our product took place in the first quarter of 2006. Subsequent product enhancements, if they occur, will be expensed when they occur.

Comment 1 - Bullet 3:

•
We note from your previous response that you considered those customers who purchased your product during 2005 to be “early adopters” of your software and that the product was not complete. To the extent this is true, and these “early adopters” represent a test group and not your intended market, explain to us how you were able to determine that you had met technological feasibility related to this product. To the extent you were testing the product as of December 31, 2005, and technological feasibility had not been obtained, explain to us how you determined it was appropriate to capitalize software costs in accordance with SFAS 86.

Company’s response:

Paragraph 32 of SFAS 86 states that:

“The Board decided that, absent a detail program design, the completion of the working model would be acceptable evidence of technological feasibility.”

Furthermore, Appendix C (glossary) of SFAS 86 defines a working model as:

“An operative version of the computer software product that is completed in the same software language as the product to be ultimately marketed, performs all the major functions planned for the product, and is ready for initial customer testing (usually identified as beta testing).”

As of December 31, 2005 technological feasibility had been obtained since the company had developed working models for all product components, as envisioned.

Comment 1 - Bullet 4:

•
Notwithstanding the above, tell us the amount of the amortization that would have been recorded in 2005 had you begun amortizing the product on the date you determined it was available for subscribers. It appears that you began selling this product to outside customers during June 2005. Provide us with detailed a analysis of how this amount was calculated.

Company’s response:

The Company does not find that SFAS 86 recommends that the amortization should start at the time when the Company starts collecting revenues for components of the product. As paragraph 8 of SFAS 86 states:

“Amortization shall start when the product is available for general release to customers.”

General release of the full product took place during the first quarter of 2006.

As indicated above, the Company was working on development of product components throughout 2005.Therefore, the Company does not believe that June, 2005 is the date when the amortization should have began. The Company started collecting revenues in June 2005, the launch of the web site was announced on July 29 2005. The total revenues resulting from the web site were $3,320 for the year 2005. The total capitalized cost for web site portion of the product was $53,321.

We do not see the materiality, as defined by SAB 99, of this hypothetical discussion.

The company had defined the targeted customer base. The company believes that it has the prerogative in defining the product functions. Any discussion regarding the exact date as of when the amortization should have started must begin with the definition of the product functionality and our customers/market.

The company had reported losses, following the same trend since its inception. The losses had increased from $84,179 at the end of 2004 to $287,417 at the end of 2005. Note 3 of the December 31, 2005 Financial Statement declares the company a going concern:

“Having raised additional capital the Company will continue as a going concern.  Historically, the Company has incurred significant losses and negative cash flows from operations.  As of December 31, 2005, the accumulated deficit was $962,339 and the positive working capital was $182,872.  The Company has primarily funded operations through private placements and a public offering.  To the extent that sources of financing are available, the Company will promote its software, maintain its processing system and continue to enhance its service.  Management expects that future subscription revenue will be sufficient to fund operations.”

At the end of 2005, the Company reported revenues of $36,253 of which $3,320 is attributable to subscriptions to the web site and $32,933 is attributable to rental fees for the use of our e-mailing distribution lists. The e-mailing database was developed mostly during the fourth quarter of 2005 - with development continuing during the first quarter of 2006. The 2005 portion of capitalized expenses for the development for the e-mailing database was $10,200. Had we started amortization for that portion of the product, on a five year straight-line amortization schedule, the quarterly amount would have been $170 beginning in the fourth quarter of 2005.

Furthermore, at the end of 2005 we had capitalized $53,321 for web site development. We announced the web site launch on July 29, 2005. Had we started amortization for the web site portion of the product, on a 5 year straight-line amortization schedule, the quarterly amount would have been $889 beginning in the fourth quarter of 2005.

Notwithstanding the above, the Company does not believe that any of these amortization amounts are material, as defined by SAB 99.

The announcement on January 5, 2006 of our partnership with Equis International, a Reuters company, was the general release of our product, as envisioned. We started fully amortizing the product development cost of $329,560 on a five year straight-line amortization schedule amounting to $17,020 quarterly amortization.

Finally, in connection with responding to your comments, the Company acknowledges that

--the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

--staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

--the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Marian Munz
Marian Munz
President & CEO
California News Tech